[redacted]

12012344

D STATES
CHANGE COMMISSION
n, D.C. 20549

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan B Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4444 Riverside Drive, Suite 105
(No. and Street)

Burbank	CA	91505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin P. O'Malley, Jr — 818-859-7300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin P. O'Malley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plan B Investments, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

RON ROLEK
COMM. #1799508
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 28, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Plan B Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Plan B Investments, Inc.
Burbank, California

I have audited the accompanying statement of financial condition of Plan B Investments, Inc. as of December 31, 2011 and related statements of income, changes in shareholder's equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Plan B Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Plan B Investments, Inc. as of December 31, 2011 and the results of its operations, shareholder's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2012

Plan B Investments, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 9,310
Accounts receivable	42,197
Property and equipment, at cost, net of Accumulated depreciation of $12,768	4,673
Deposit	4,623
Prepaid expense	2,452
Total Assets	$ 63,255

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 15,153
Payroll tax payable	21
Security deposit - tenant	2,232
Total liabilities	17,406
Shareholder's equity	
Common stock -authorized, issued and outstanding 1,000 shares without value per share	25,000
Retained earnings	20,849
Total shareholder's equity	45,849
Total liabilities and shareholder's equity	$ 63,255

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commission income	$ 26,452
RIA income	150,302
Interest income	11
Other income	10,946
Total revenue	187,711
Expenses – Page 13	185,938
Net income before income tax provision	1,773
Income tax provision	800
Net Income	$ 973

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2010	$25,000	$ 0	$ 22,876	$ 47,876
Net Income			973	973
Distribution			(3,000)	(3,000)
Balance, December 31, 2011	$25,000	$ 0	$ 20,849	$ 45,849

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 201

Cash flows from operating activities:	
Net income	$ 973
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	1,168
Accounts receivable	(4,203)
Deposit	(2,512)
Prepaid expenses	(2,452)
Accounts payable and accrued expenses	10,937
Payroll tax payable	(1,957)
Security deposit – tenant	2,232
Net cash provided by operating activities	4,186
Cash flows from investing activities:	
Purchase of fixed assets	(5,841)
Cash flows from financing activities:	
Distribution	(3,000)
Net cash used by financing activities	(3,000)
Net decrease in cash	(4,655)
Cash at beginning of year	13,965
Cash at end of year	$ 9,310
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Cash paid for income taxes	$ 800
Interest income	$ 11

See Accompanying Notes to Financial Statements

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Plan B investments, Inc. (the "Company") was incorporated in the State of California on September 23, 2004. On October 28, 2005, the Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment advisory services, and to sell mutual funds, and variable annuities.

The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 for form the Financial Industry Regulatory Agency ("FINRA"). The Company is headquartered in Burbank, California.

Summary of Significant Accounting Policies

Basis of Presentation - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Accounts Receivable - Accounts receivable is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probably uncollectible accounts are immaterial.

Furniture and Equipment - Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of five (5) years. The Company uses the double declining method of depreciation.

Advertising Costs - Advertising costs are expensed as incurred. For the period ended December 31, 2011, the company charged $19,832 to other operating expenses for advertising costs.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Recent Accounting Pronouncements - The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Plan B Investments, Inc.
Notes to Financial Statements
December 31, 2011

NOTE 2 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost and summarized by major classification as follows:

		Depreciable Life Years
Furniture & fixtures	$ 5,667	5
Equipment	8,574	5
Computer	3,200	
Subtotal	17,441	
Less: accumulated depreciation	(12,768)	
Furniture & equipment, net	$ 4,673	

NOTE 3 – INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The Company paid $800 for the California Franchise Tax.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitments - The Company entered into a new lease agreement for office space on August 12, 2009. The agreement commenced on October 1, 2009, and expires September 30, 2012. In addition, in July 2011, the Company entered into a new lease agreement for a new location of office space. In August 2011, the new office space was subleased to a tenant for $2,232 a month. In 2011 the Company collected $10,922 in rental income and received $2,232 from the tenant as a security deposit.

Future minimum lease payments under the lease are as follows:

	Amount
2012	27,119
2013	27,933
2014	28,771
2015	29,633
2016	17,584
Total	$131,040

Total rent expense for year 2011 was $40,230.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 10 for the calculation of net capital.

NOTE 7 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not a member of SIPC. Therefore, no report is required.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 3, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 45,849
Less: Nonallowable assets (page 11)	11,748
Net Capital	$ 34,101
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 1,160
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 29,101
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 32,360
Computation of Aggregate Indebtedness	
Total liabilities	$ 17,406
Percentage of aggregate indebtedness to net capital	51%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA
Reconciliation	
Unaudited net capital	$ 36,909
Audit adjustment	(2,808)
Audited Net Capital	$ 34,101

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule I
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Nonallowable Assets:

Deposit	$ 4,623
Prepaid expense	2,452
Property and equipment	4,673
Total	$11,748

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Independent Auditor's Report
On Schedule II
Operating Expenses

Board of Directors
Plan B Investments, Inc.
Burbank, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2011 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2012

Plan B Investments, Inc.
Schedule II
Operating Expenses
For the Year Ended December 31, 2011

Operating Expenses	
Advertising/Promotions	$ 19,832
Auto Expense	9,496
Bank Service Charges	257
Consulting Fees	4,474
Depreciation	1,168
Dues and Subscriptions	103
Insurance	6,719
License & Permits	3,236
Office Supplies & Expenses	13,128
Payroll Expense	60,000
Payroll Tax Expense	5,066
Postage & Delivery	1,602
Professional Fees	8,116
Rent	40,230
Telephone	6,556
Travel & Entertainment	5,685
Miscellaneous	270
Total Operating Expenses	$ 185,938

See Accompanying Notes to Financial Statements

Plan B Investments, Inc.
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Plan B Investments, Inc.
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Plan B Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Plan B Investments, Inc.
Burbank, California

In planning and performing my audit of the financial statements of Plan B Investments, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Plan B Investments, Inc.
Burbank, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 3, 2012